FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

May 17, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus Teams with Mayo Clinic to Develop Antibodies

Collaborative Research Agreement Combines Mayo Clinic Resources and Expertise

with InNexus technologies

Vancouver, B.C. - InNexus Biotechnology, Inc. today announced a multi-year collaborative research agreement with Mayo Clinic aimed at advancing the leading science of monoclonal antibody development, and for the creation of promising new medicines for cancer, cardiovascular disease and other difficult-to-treat diseases.

“The mission of our collaboration is to develop new therapies and we believe that combining forces with an outstanding institution such as Mayo Clinic will help to continue InNexus’ innovative work in developing SuperAntibodies™," said Dr. Charles Morgan, President & Chief Executive Officer of InNexus. "We hope to generate an accelerated stream of novel products that will provide clinicians with new, more comprehensive treatment choices."

Antibodies are specialized proteins that function as an essential part of the immune system and one of our body's most important defenses against disease.  These naturally occurring proteins are produced in response to antigens, which are substances that appear to be foreign to the human body and can work in several ways, depending on the nature of the antigen. Some antibodies disable antigens directly, while others make the antigen more vulnerable to destruction by white blood cells.  The initial objective of the Mayo-InNexus collaboration will be to synergize the strength of both organizations while concentrating on creation of new antibody-based therapies.

About Mayo Clinic in Scottsdale

As one of the premier academic medical centers in the Southwest, Mayo Clinic in Scottsdale focuses on providing multidisciplinary specialty and surgical care in more than 66 disciplines. In 2002, the National Cancer Institute extended Mayo Clinic's designation as a comprehensive cancer center to include Mayo Clinic's facilities in Scottsdale, Ariz. and Jacksonville, Fla., placing it among only 41 cancer centers in the U.S. to have this advanced designation.  For more information about Mayo Clinic in Scottsdale, visit their Web site at www.mayoclinic.org/scottsdale/.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan
President

Contacts

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange does not accept responsibil i ty for the adequacy or accuracy of this release ..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   May 31, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director